Exhibit 99.3

The INX Digital Company Reports Q1 2025 Financial Results

The INX Digital Company INC | May 15, 2025

TORONTO, May 15, 2025 /CNW/ – The INX Digital Company, Inc. (Cboe CA: INXD) (OTCQB: INXDF) (INXATS: INX) (“INX” or the “Company”), the owner of INX.One—a security token and digital asset trading platform, U.S. broker-dealer, alternative trading system, and transfer agent—announced today its financial results for the first quarter ended March 31, 2025.

The financial performance for the first quarter of 2025 is outlined below, reflecting the Company’s focus on expanding its crypto offerings, sustaining a dual-asset platform strategy that includes security tokens (Real World Assets or “RWA”) and cryptocurrency trading, and its navigation of a pending acquisition. All balances are in U.S. Dollars.

On April 3, 2025, INX entered into an arrangement agreement to be acquired by OpenDeal Inc. (d/b/a Republic) (“Republic”), a global financial technology firm, in a transaction that values the Company at up to $60 million, payable in cash and equity consideration. The arrangement agreement was approved by the Company’s Board of Directors and a special committee of independent directors and remains subject to shareholder, regulatory and court approvals as well as customary closing conditions. The acquisition marks a significant milestone for INX and signals the next phase in scaling regulated digital asset infrastructure.

Q1 2025 Financial Highlights:

●	Balance Sheet Position: As of March 31, 2025, INX held total working capital of $11.2 million and adjusted working capital of $13.7 million, excluding the Reserve Fund and INX Token liability.

●	Q1 Trading and transaction fees: Trading and transaction fees for Q1 showed a total of $52K, compared to $90K in the same period in 2024, representing a 42% year-over-year decrease.

●	Net Loss: The net operating loss for Q1 was $4.1 million, compared to $2.6 million in Q1 2024

●	Reserve Fund: A reserve fund of $34.3 million has been maintained for the protection of customer funds.

●	Cash Flow: Net cash used in operating activities during Q1 was $2.4 million

Strategic Positioning in a Changing Market

As global interest in tokenization of RWAs accelerates—driven by institutional momentum and geopolitical shifts—INX continues to deliver on its mission to bring regulated liquidity to the digital asset ecosystem.

The Company’s flagship platform, INX.One, enables retail and institutional investors to trade cryptocurrencies and security tokens representing RWAs within a unified, regulated environment.

In Q1 2025, INX expanded its crypto asset pool with new listings, including Solana, TRUMP, MELANIA, Dogecoin, and PEPE Coin. These additions support the Company’s mission to deliver accessible trading in both emerging and established digital assets.

Global Reach and Institutional Momentum

INX exhibited at the Paris Blockchain Conference in Q1 2025, where it engaged with a wide range of institutional participants seeking to list security tokens for compliant market trading for secondary trading. INX believes that interest in RWA tokenization is surging and that it has positioned itself as a trusted venue for compliant trading.

The Company also expanded its geographic footprint and is now authorized to offer regulated trading of security tokens and RWA in all U.S. states except one and continues to expand its crypto trading services under a separate regulatory framework.

Leadership Commentary

Shy Datika, CEO of INX, commented:

“This was a defining quarter for INX. The agreement with Republic signals more than just momentum — it’s a step toward realizing a 360-degree digital asset ecosystem. As interest in RWAs and crypto accelerates, INX stands at the intersection of both worlds, offering a unified, regulated environment for trading, custody, and capital markets access. Our dual-platform approach, now reinforced by Republic’s scale and infrastructure, positions us to lead the evolution of compliant digital finance — end to end.”

About INX:

INX provides regulated trading platforms for digital securities and cryptocurrencies. With the combination of traditional markets expertise and a disruptive fintech approach, INX provides state-of-the-art solutions to modern financial problems. INX is led by an experienced and dedicated team of business, finance, and technology veterans with the shared vision of redefining the world of capital markets via blockchain technology and a disciplined regulatory approach.

About The INX Digital Company, Inc.:

INX is the holding company for the INX Group, which includes regulated trading platforms for digital securities and cryptocurrencies. The INX Group’s vision is to be the preferred global regulated hub for digital assets on the blockchain. The INX Group’s overall mission is to bring communities together and empower them with financial innovation. Our journey started with our initial public token offering of the INX Token in which we raised US$84 million. The INX Group is shaping the blockchain asset industry through its willingness to work in a regulated environment with oversight from regulators like the SEC and FINRA. For more information, please visit the INX Group website here.

Cautionary Note Regarding Forward-Looking Information and Other Disclosures

This press release contains statements that constitute “forward-looking information” (“forward-looking information”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates, and projections as of the date of this news release. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events, or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In disclosing the forward-looking information contained in this press release, INX has made certain assumptions, including with respect to the continuous development of the INX trading platform, the completion of the transactions described herein, and the development of the digital asset industry. Although INX believes that the expectations reflected in such forward-looking information are reasonable, it can give no assurance that the expectations of any forward-looking information will prove to be correct. Known and unknown risks, uncertainties, and other factors may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. Such factors include but are not limited to regulatory developments, the state of the digital securities and cryptocurrencies markets, and general economic conditions. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. Except as required by law, INX disclaims any intention and assumes no obligation to update or revise any forward-looking information to reflect actual results, whether as a result of new information, future events, changes in assumptions, changes in factors affecting such forward-looking information, or otherwise.

CBOE Canada is not responsible for the adequacy or accuracy of this press release. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

SOURCE The INX Digital Company, Inc.

For further information, please contact:

The INX Digital Company, Inc., Investor Relations,

Attn.: Alan Silbert, +1 855 657 2314,

Email: investorrelations@inx.co